Rock Resources Inc.

#2120 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

TSX RCK

02 NOV -4 AM 10:07

02055650

October 25, 2002

SUPPL

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

PROCESSED
NOV 2 1 2002
THOMSON FINANCIAL

Dear Sirs:

RE: Form 27 (Material Change Report) Dated October 25, 2002
Pursuant to News Release Dated October 25, 2002

Enclosed please find Form 27 as noted above.

Yours truly,

Graeme Rowland

Graeme Rowland
President

Encl.

11/18

cc: TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

Rock Resources Inc.

#2120 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

TSX RCK

October 25, 2002

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

RE: Form 27 (Material Change Report) Dated October 25, 2002
Pursuant to News Release Dated October 25, 2002

Enclosed please find Form 27 as noted above.

Yours truly,

Graeme Rowland

Graeme Rowland
President

Encl.

cc: TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (00488538)

Other Issuer Cover Page

Project #: 00488538

Filing Type: Material Change Filings

Issuer Name: 00005994 Rock Resources Inc.

Filing Subscriber Name: Kennedy Group

Subscriber Information

Contact

Contact: Mar Bergstrom

Tel: (604)688-3304 Ext:
Fax: (604)682-6038

Email ID: mar@rockresources.com

Subscriber

Company Name: Kennedy Group

User Name:

Userid: kenf0310

Recipient Agencies List

Recipient Agencies	Principal
British Columbia	
Alberta (ASC)	
Canadian Venture Exchange - BC	
Canadian Venture Exchange - AB	
Canadian Venture Exchange	

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (00488538)

Status List

Recipient Agencies	Status	Date / Time
British Columbia	Filed with SEDAR	10/25/2002 15:16:38
Alberta (ASC)	Filed with SEDAR	10/25/2002 15:16:38
Canadian Venture Exchange - BC	Filed with SEDAR	10/25/2002 15:16:38
Canadian Venture Exchange - AB	Filed with SEDAR	10/25/2002 15:16:38
Canadian Venture Exchange	Filed with SEDAR	10/25/2002 15:16:38

Submission List

Submission #	Submission Type	Date / Time
00000001	Material Change Filings	10/25/2002 15:16:38

Document List

Cover letter
Access Public
Submission # 00000001
Client File Name i:\ROCK\FORM27\02Oct25c.pdf

Material change report - English
Access Public
Submission # 00000001
Client File Name i:\ROCK\FORM27\02Oct25F.pdf

Form 27

Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #2120 – 1500 West Hastings Street
Vancouver, B.C. V6E 2E9
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

October 25, 2002 - Vancouver, British Columbia

Item 3 **Press Release**

October 25, 2002

Item 4 **Summary of Material Change** Please see item 5 below for details.

Mr. Tom Kennedy has resigned as a Director and Vice-President of Corporate Communications of Rock Resources Inc. Mr. Kennedy has agreed to place all shares and other securities of the Company owned by himself and his family under the joint control of a Company representative and himself.

The Company has agreed to settle a $195,117 debt claim of Mr. Kennedy's wife by issuing 195,000 shares of Rock's common stock. This is a shares for debt agreement and as such is subject to the approval of the TSX Venture Exchange.

Item 5 **Full Description of Material Change**

NEWS RELEASE – October 25, 2002
ROCK RESOURCES INC. ANNOUNCES
RESIGNATION OF TOM KENNEDY

VANCOUVER, B.C., October 25, 2002 – Rock Resources Inc. ("RCK') announced today the resignation of Tom Kennedy as a Director of the Company. Mr. Kennedy has also resigned as Vice President of Corporate Communications. Both resignations were tendered at the request of the Board.

In addition to resigning, Mr. Kennedy has agreed to place all shares and other securities of the Company owned by himself and his family under the joint control of a Company representative and himself. Under this arrangement, the shares can only be sold with the agreement of the Company. During the currency of this undertaking the shares will be voted in accordance with instructions from the Company's Attorney and certain of those securities are to be deposited with the Company's Attorney as security for the performance of Mr. Kennedy's obligations to the Company.

In addition to the foregoing, the Company has agreed to settle a $195,117 debt claim of Mr. Kennedy's wife by issuing 195,000 shares of Rock's common stock. These shares will also be subject to the voting and sale arrangement set out above. This is a "shares for debt" agreement and as such is subject to the approval of the TSX Venture Exchange.

In announcing Mr. Kennedy's resignation, Graeme Rowland, Rock's Chairman, said: "These changes represent a significant shift in the direction of our strategic objectives and our management course for the future. We have a strong board of directors with a broad base of expertise and an excellent management team to take the Company forward."

About Rock Resources Inc.

Rock Resources, a Vancouver-based mineral resources exploration company, specializes in the drilling of gold and diamond properties in the Southwestern United States and the Province of Ontario. The Company acquires properties that have already been identified as excellent prospects for the discovery of significant quantities of precious minerals, and pursues an aggressive program of exploration. It operates either independently or forms strategic partnerships with other companies with compatible interests in the regions.

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland, Chairman

Item 6 **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer:	Graeme W. Rowland President
Telephone:	(604) 688-3304
Fax:	(604) 682-6038
Address:	Rock Resources Inc. Suite #2120 – 1055 West Hasting Street Vancouver, B.C. V6E 2E9

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

October 25, 2002
(date)

"Graeme W. Rowland"

(signature)

Graeme W. Rowland

(name)
President
(position)
Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Rock Resources Inc.

#2120 – 1055 West Hastings Street   Vancouver, B.C.   V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

TSX RCK

October 25, 2002

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

RE: Form 27 (Material Change Report) Dated October 25, 2002
Pursuant to News Release Dated October 25, 2002

Enclosed please find Form 27 as noted above.

Yours truly,

Graeme Rowland

Graeme Rowland
President

Encl.

cc: TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

Rock Resources Inc.

#2120 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

TSX RCK

October 25, 2002

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

RE: Form 27 (Material Change Report) Dated October 25, 2002
Pursuant to News Release Dated October 25, 2002

Enclosed please find Form 27 as noted above.

Yours truly,

Graeme Rowland

Graeme Rowland
President

Encl.

cc: TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)